SAVE ADVERUM

Investor Materials Our Nominees Contact How to Vote

Sonic believes that the Adverum Board of Directors has abjectly failed to exert sufficient oversight of management, which has led to significant shareholder value destruction. Immediate change is needed to save Adverum.

Sonic urges stockholders to vote on the Green proxy card to elect our three highly-qualified, fully-independent director nominees – who collectively possess tremendous expertise in the gene therapy field as well as financial and leadership acumen.

Read Our Letter to Stockholders

Read Our Investor Presentation

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Investor Materials
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Investor Materials

- April 22, 2021 - Investor Presentation
- April 19, 2021 – Letter to Stockholders
- April 15, 2021 – Definitive proxy statement